Mail Stop 3561

August 17, 2006

Mr. Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
P. O. Box 6676
Asheville, North Carolina 28816

      Re: **Ingles Markets, Incorporated**
                Form 10-K for the Fiscal Year Ended September 24, 2005
                Filed December 8, 2005

                Form 10-Q for the Fiscal Quarter Ended June 24, 2006
                Filed July 31, 2006

                File No. 0-14706

Dear Mr. Ingle:

We have reviewed your response letter dated July 24, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 24, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1. Business

General

2. We note your strategy to increase the number of stores that sell nonfood products and services such as your gasoline and drug operations as part of your efforts to increase annual sales. Please disclose in future filings in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations

Results of Operations, page 14
General

3. We note the additional disclosure included your response to comment 2 of our letter dated June 21, 2006 regarding the handling of replacement stores and major remodels of existing stores in your comparable store sales calculation. With respect to stores being renovated, the timing of when these stores are included in or excluded from your calculation is also important. It is not clear from your response dated July 24, 2006 when you actually include replacement stores and stores that are involved in a major remodeling project in your comparable store sales calculation. Please clarify to us when stores in each of these categories are placed back into your comparable store calculation and why.

Fiscal Year Ended September 24, 2005 Compared to the Fiscal Year Ended September 25, 2004, page 15

Net Sales

4. We note your response to comment 4 of our letter dated June 21, 2006. Please quantify in dollars the amount of gasoline sales included in the total increase in

sales for comparable stores since it appears that gasoline sales can be a significant contributing factor to your increases in net sales during a period.

5. We note your response to comment 5 of our letter dated June 21, 2006 relating to how you determine comparable store sales data. We believe presentation of the change in comparable store data has become a very important indicator and measurement of performance within the retail industry. In this regard, the method of calculation is a key factor as to whether the comparable or same store data for a company is actually comparable to that of another company. With respect to its impact on your net sales during fiscal 2005, gasoline accounted for 38% of your annual increase in net sales from the prior year. Based on the statistical information presented in your response dated July 24, 2006, it appears that gasoline differs from just another nonfood product offering that you may add. Instead, it is essentially a new business that can generate material increases in the first year of operation. The revised calculation of comparable store sales for fiscal 2005, excluding gasoline sales, demonstrates that the inclusion of gasoline sales can have a significant impact on the sales data you use to explain the change in your net sales. For the year ended September 24, 2005, and the nine months ended June 24, 2006, please tell us what your comparable store sales calculation would have been if you excluded the stores where gasoline service and drug operations were added during the measurement period until these stores had operated for at least a year. Please revise your calculation of comparable store sales data to exclude stores where gasoline service and/or drug operations are added during the measurement period until a store has had these type sales in each measurement period, or provide us further explanation supporting your reason for including in your comparable store sales calculation in any period stores where gasoline services and/or drug operations are added to an existing store during the measurement period.

Audited Consolidated Financial Statements

Note to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies

Advertising, page 40
Vendor Allowances, page 41

6. We note your response to comment 18 of our letter dated June 21, 2006 relating to vendor allowances and credits you receive in connection with cooperative advertising and marketing programs. It is not clear from your response what your revised disclosure in management's discussion and analysis would be with respect

to the following two areas of our prior comment: (1) whether management would continue to incur the same level of advertising expenditures even if vendors discontinued their current level of credits and/or allowances that you receive; and (2) the impact that vendor allowances you receive have on your results of operations in terms of generating additional revenues. Please clarify for us your anticipated revised disclosure on these areas and show us what your revised disclosure would look like in management's discussion and analysis.

Note 11. Lines of Business, page 51

7. We note your response to comment 23 of our letter dated June 21, 2006 relating to your compliance with the reporting requirements of SFAS 131. Please explain to us in more detail how you determined that you have only three reportable segments. As noted in your disclosure and your response dated July 24, 2006, you currently aggregate you're your grocery sales segment the sales of the fuel centers and your retail drug operations, where you operated 43 pharmacies and 34 fuel centers as of June 24, 2006. To facilitate our review of the manner in which you manage your business, please supplement your response by providing us with a representative sample of current internal reports that management and your Chief Operating Decision Maker uses to assess the performance of your business such budgets, flash reports and other internal financial statements and information. In this regard, please explain to us in detail your operating segments and provide us with your basis for aggregating the separate, stand alone fuel centers and retail drug operations into the grocery sales reportable segment since, when compared to other food and non-food products and services, it appears that these two operations may not share a majority of the economic characteristics discussed in paragraphs 17-19 of SFAS 131. Explain to us how you operate your retail fuel centers and retail drug operations, particularly whether a customer to these two operations are able to receive their prescription or gasoline and pay without going through your grocery checkout line. Please also provide us three years of revenue information and three years of profit (loss) and margin history, and asset data for each operating segment you have identified as well as for your fuel centers and drug operations. Also, refer to EITF 04-10.

Form 10-Q for the quarter ended June 24, 2006

8. Where applicable, please address the above comments in your interim financial information.

* * *

As appropriate, please revise your filings and respond to these comments within

10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact H. Christopher Owings, Assistant Director, at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief